SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2016

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1	Announcement dated October 21, 2016 in respect of Key Financial and Performance Indicators for the First Three Quarters of 2016.

2	Announcement dated October 21, 2016 in respect of Operational Statistics for September 2016.

FORWARD-LOOKING STATEMENTS

These announcements contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in these announcements are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and usage arrangements with China Tower Corporation Limited;

•	effects of the imposition of and changes in value-added tax relating to the PRC telecommunications business;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing state-owned enterprises and their directors, officers and employees; and

•	changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: October 24, 2016

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Key Financial and Performance Indicators for the First Three Quarters of 2016

•    In the first three quarters of 2016, the Group strived to mitigate its underlying shortcomings, with positive business momentum emerging. Our mobile business has achieved initial success in overcoming operational challenges. Mobile billing subscribers reached 262.074 million, registering a net addition of 9.757 million during the period and successfully turning around the downward trend in mobile subscribers for consecutive months last year. Within that, the number of 4G subscribers reached 88.906 million, representing a net addition of 44.750 million. For September alone, the net addition of 4G subscribers amounted to 6.054 million. During the period, mobile service revenue turned around its decline and grew by 0.1% year-on-year, which showed ongoing improvement from the decline of 0.6% year-on-year in the first half of this year.

•    In the first three quarters of 2016, the Group’s service revenue was RMB 182,752 million, up by 1.7% year-on-year, which showed continuous improvement from the 1.4% increase year-on-year in the first half of this year.

•    In the first three quarters of 2016, the profit attributable to the equity shareholders of the Company was RMB 1,588 million, down by 80.6% year-on-year, but it showed significant improvement from the loss attributable to the equity shareholders of the Company (excluding the gain on disposal of tower assets) of approximately RMB3.363 billion in the second half of last year.

•    Going forward, the Group will capitalize on the firm execution of “Focus Strategies”, innovation and cooperation development to drive gradual business turnaround with full strength.

To enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first three quarters of 2016.

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards)

Unit: RMB millions

	For the nine months ended 30 September
	2016	2015
Mobile service revenue	109,638	109,517
Fixed-line service revenue	71,908	69,203
Other service revenue	1,206	1,031

Total service revenue	182,752	179,751
Sales of telecommunications products	24,387	32,162

Revenue	207,139	211,913
Interconnection charges	(9,580)	(9,889)
Depreciation and amortisation	(57,417)	(58,013)
Networks, operation and support expenses	(38,626)	(29,261)
Employee benefit expenses	(27,825)	(26,654)
Costs of telecommunications products sold	(27,032)	(33,538)
Other operating expenses	(42,327)	(38,322)
Finance costs	(3,782)	(5,785)
Interest income	728	237
Share of net loss of associates	(65)	(868)
Share of net profit / (loss) of joint venture	108	(18)
Other income – net	778	757

Profit before income tax	2,099	10,559
Income tax expenses	(510)	(2,378)

Profit for the period	1,589	8,181

Profit attributable to:
Equity shareholders of the Company	1,588	8,181

Non-controlling interests	1	—

	As at 30 September 2016	As at 31 December 2015
Total assets	595,301	610,346
Total liabilities	366,549	379,130

Total equity	228,752	231,216

Business Data

	As at 30 Sep 2016/ For the period from 1 January 2016 to 30 September 2016	As at 30 Sep 2015/ For the period from 1 January 2015 to 30 September 2015
Mobile billing subscribers (Million)	262.074	254.116
of which 4G subscribers (Million)	88.906	32.552
Net addition of mobile billing subscribers (Million)	9.757	(12.463)
of which net addition of 4G subscribers (Million)	44.750	30.444
Mobile handset data traffic (Billion MB)	998.78	474.95
Mobile voice usage (Billion Minutes)	639.19	668.40
Fixed-line broadband subscribers (Million)	75.050	71.692
Net addition of fixed-line broadband subscribers (Million)	2.720	2.902
Fixed-line local access subscribers (Million)	69.027	76.522
Net addition of fixed-line local access subscribers (Million)	(4.831)	(5.534)

In the first three quarters of 2016, the Group strived to mitigate its underlying shortcomings, with positive business momentum emerging. Our mobile business has achieved initial success in overcoming operational challenges. Mobile billing subscribers reached 262.074 million, registering a net addition of 9.757 million during the period. Mobile billing subscriber ARPU was RMB 47.0, up slightly as compared to the full-year average of last year. Within that, the number of 4G subscribers reached 88.906 million, representing a net addition of 44.750 million. For September alone, the net addition of 4G subscribers amounted to 6.054 million. 4G subscriber ARPU was RMB 79.3. Mobile service revenue turned around its decline and reached RMB 109,638 million, up by 0.1% year-on-year, which showed ongoing improvement from the decline of 0.6% year-on-year in the first half of this year.

In the first three quarters of 2016, the overall fixed-line business maintained solid development. Growth businesses like IDC, ICT, VAS and integrated information services continued their robust growth momentum, which effectively offset the impact of the decline in fixed-line voice services. Faced with fierce market competition in the fixed-line broadband, the Group proactively strengthened and enhanced its differentiated competitive edge of “quality plus service” in the broadband service. The number of fixed-line broadband subscribers reached 75.050 million, representing a net addition of 2.720 million during the period, but the fixed-line broadband access ARPU decreased compared with the full-year average of last year. Fixed-line service revenue was RMB 71,908 million, up by 3.9% year-on-year. Overall service revenue amounted to RMB 182,752 million, which grew by 1.7% as compared to the same period last year, showing continuous improvement from the 1.4% increase year-on-year in the first half of this year.

In the first three quarters of 2016, the Group increased cost initiatives as appropriate to strive for a gradual business turnaround. Selling and marketing expenses increased by 14.3% year-on-year to RMB 25,434 million during the period. Network, operation and support expenses increased by 32.0% year-on-year mainly due to the addition of tower usage fee, higher energy charges and property rentals, etc. Depreciation and amortisation decreased by 1.0% year-on-year as the savings in depreciation associated with the disposal of tower assets at the end of October last year effectively offset the increase in depreciation brought about by an expanded network scale. EBITDA for the period was RMB 61,749 million, down by 16.8% year-on-year. EBITDA as a percentage of service revenue was 33.8%. In the first three quarters of 2016, the profit attributable to the equity shareholders of the Company amounted to RMB 1,588 million, down by 80.6% year-on-year, but it showed significant improvement from the loss attributable to the equity shareholders of the Company (excluding the gain on disposal of tower assets) of approximately RMB3.363 billion in the second half of last year.

Going forward, the Group will persevere and firmly execute its “Focus Strategies”, innovation and cooperation development. It will step up the improvement of capabilities and drive gradual business turnaround with full strength. The Group will deploy premium network with craftsmanship spirit, accelerate the development of selective advantages for its mobile network in key areas, proceed with fibre upgrade of its fixed-line broadband network steadily, and fully enhance its service support capability. The Company will pragmatically lay a solid foundation for its operation, expedite 4G development to drive mobile service growth, enhance the value of broadband products with high-quality applications, and create new growth engines with scale development in key innovative service. The Company will speed up implementation of cooperation projects, extend the width and depth of cooperation, expand the scale of social cooperation to realise solid achievement in cooperation. We will also deepen reform in systems and mechanisms, strengthen corporate culture establishment, lift corporate vibrancy, deepen quality and efficiency improvement, and enhance refined management capability of the Company to continuously enhance shareholder value.

Caution Statement

The Board wishes to remind shareholders of the Company and investors that the above financial and business data are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The Company’s shareholders and investors are cautioned not to unduly rely on such data. In the meantime, the Company’s shareholders and investors are advised to exercise caution in dealing in the securities of the Company.

By order of the Board
China Unicom (Hong Kong) Limited
Yung Shun Loy Jacky
Company Secretary

Hong Kong, 21 October 2016

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Zhang Junan

Non-executive director:	Cesareo Alierta Izuel

Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson, and Law Fan Chiu Fun Fanny

Exhibit 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

OPERATIONAL STATISTICS FOR SEPTEMBER 2016

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to disclose the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of September 2016.

Operational statistics for the month of September 2016 are as follows:

September 2016
MOBILE BUSINESS:

Aggregate Number of Mobile Billing Subscribers	262.074 million
Net Addition of Mobile Billing Subscribers	0.517 million

Of which:
Aggregate Number of 4G Subscribers	88.906 million
Net Addition of 4G Subscribers	6.054 million

FIXED-LINE BUSINESS:

Aggregate Number of Fixed-Line Broadband Subscribers	75.050 million
Net Addition of Fixed-Line Broadband Subscribers	0.577 million

Aggregate Number of Local Access Subscribers	69.027 million
Net Addition of Local Access Subscribers	(0.572) million

1

Caution Statement

The Board wishes to remind investors that the above operational statistics for the month of September 2016 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED YUNG SHUN LOY JACKY Company Secretary

Hong Kong, 21 October 2016

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Zhang Junan

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

2